Exhibit 99.1

NEWS RELEASE FOR IMMEDIATE RELEASE
March 15, 2007

Extendicare Real Estate Investment Trust Declares March 2007 Distribution

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) (TSX: EXE.UN) today announced that it has declared a cash distribution of C$0.0925 per unit for the month of March 2007, payable to unitholders of record at the close of business on March 30, 2007. The distribution will be paid on April 16, 2007.

Extendicare Limited Partnership (the “Partnership”) also announced that it has declared a cash distribution of C$0.0925 per Class B limited partnership unit for the month of March 2007, payable to unitholders of record at the close of business on March 30, 2007. The distribution will be paid on April 16, 2007.

The REIT and the Partnership’s current annualized distribution rate is C$1.11 per unit, payable in monthly distributions of C$0.0925 per unit. In accordance with the distribution policy of both the REIT and the Partnership, unitholders of record at the close of business on the last business day of each calendar month will be paid a distribution on or about the 15th day of the following month.

The REIT has a Distribution Reinvestment Plan, which provides Canadian resident unitholders and holders of Class B limited partnership units with the opportunity to increase their respective investments at a 3% discount to the volume weighted average trading price of the REIT units on the TSX for the five trading days immediately preceding the distribution payment date. A copy of the Plan package is available on our website at www.extendicare.com in the Investor Information section.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. operates 234 nursing and assisted living facilities in North America, with capacity for close to 27,000 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 34,000 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in the REIT’s (or Extendicare Inc. pre-reorganization) filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the REIT’s and its subsidiaries’ compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the REIT or its subsidiaries; the ability to maintain and increase census levels; changes in foreign currency translation; the ability to attract and retain qualified personnel; the availability and terms of capital to fund capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the REIT assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
www.extendicare.com